REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN: 069 306 216

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

28 July 2006

SUPPL

Office of International Corporate Fin
Division of Corporate Finance
Securities and Exchange Commissior
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

(Enclosures)

REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN: 069 306 216

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1888
Fax: +61 3 9699 3566
Web: www.redflex.com.au

RECEIPT COPY

28 July 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on February 24, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the enclosed receipt copy of this letter and returning it in the pre-addressed envelope also enclosed herewith.

Yours faithfully

Marilyn Stephens
Company Secretary
(Enclosures)

File No: 82-34862

Schedule I

Documents made public since the last submission on 5 June 2006:

Date	Item	Description
8 June 2006	Appendix 3Y	Change of Director's Interest Notice (Robin Debernardi)
13 June 2006	Appendix 3Y	Change of Director's Interest Notice (Robin Debernardi)
14 June 2006	Company Announcement	Redflex announces South Australian Red-Light Camera Contract
27 June 2006	Company Announcement	Redflex announces Contract Extensions in Two Cities
30 June 2006	Appendix 3Y	Change of Director's Interest Notice (Robin Debernardi)
1 July 2006	Company Announcement	Redflex announces Record Setting Installation Growth and new Contract in Moultrie, Georgia
11 July 2006	Company Announcement	Redflex announces Extends Market Leadership into the State of Missouri by providing Photo Enforcement Services to the City of St Peters
19 July 2006	Company Announcement	Redflex announces Major Milestone in Western Australia for Redflex Traffic Systems
20 July 2006	Company Announcement	Redflex announces Redflex Traffic Systems Inc agrees with the City of Paramount to cease enforcement and Toledo Program Update
20 July 2006	Company Announcement	Redflex announces Redflex Communications awarded contracts valued at AU$1.5M
21 July 2006	Company Announcement	Redflex announces Largest Speed Enforcement Contract in the USA – Redflex Executes Amendment for up to 40 Speed Systems with the City of Albuquerque.
24 July 2006	Company Announcement	Redflex announces Redflex Executes its Largest Contract in the State of Texas with the City of El Paso
26 July 2006	Company Announcement	Redflex announces Long Term Incentive Plans for Redflex Executives
28 July 2006	Company Announcement	Redflex announces Redflex Executes Two New Contracts

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	2 June 2006
Date of this notice	8 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	5 – 6 June 2006
No. of securities held prior to change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 3,030,050 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	17,390
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average $1.73
No. of securities held after change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 3,047,440 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trades

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	8 June 2006
Date of this notice	13 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	9 June 2006
No. of securities held prior to change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 3,047,440 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	12,500
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average $1.70
No. of securities held after change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 3,059,940 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trades

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

File No: 82-34862

South Australian Red-Light Camera Contract

14 June 2006

The directors are pleased to announce that Redflex Traffic Systems Pty Ltd, a wholly owned company of the Redflex group, has been awarded a contract for the provision of Red-Light/Speed Cameras in South Australia.

Ricardo Fiusco, General Manager of Redflex Traffic Systems Pty Ltd said, "South Australia is a new State for Redflex. This is a particularly satisfying win as Redflex now has contracts with every State in Australia. We are looking forward to working with the South Australian Government to provide a comprehensive Road Safety Program".

The contract is valued at approximately $2 million and includes an option for the South Australian Government to purchase additional camera systems. Redflex Traffic Systems leads the digital enforcement market in Australia with an installed base of 200 cameras and contracts for a further 60 systems.

Redflex has contracts in 104 jurisdictions world-wide in eleven countries and is the largest provider of digital red light and speed photo enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 16 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

REDFLEX TRAFFIC SYSTEMS ANNOUNCES CONTRACT EXTENSIONS IN TWO CITIES

27 June 2006

Redflex Traffic Systems Inc, a Scottsdale, Arizona-based wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce contract extensions in two cities.

Paradise Valley Arizona, the oldest photo enforcement program in the US, enforcing traffic violations since 1986 with photo enforcement technology, recently agreed to a one-year contract extension with five automatic one-year renewals with Redflex for up to 5 fixed speed/red light combined approaches and 1 mobile speed van. Paradise Valley Police Chief John Wintersteen, a vigorous supporter of photo enforcement, recommended extending the Town's contract with Redflex Traffic Systems based on a very high level of customer satisfaction and excellent public safety results. "We look forward to a long and pleasant working relationship with Redflex and saving some lives in Paradise Valley" said Chief Wintersteen.

The City of Ventura California entered into a new contract with Redflex Traffic Systems Inc for three years with an additional two, one-year extensions, and up to 30 red light enforced approaches. The photo enforcement program originally implemented in 2000 has achieved impressive results in terms of improved public safety as evidenced by an 80% reduction in the number of red light accidents at monitored intersections. This is the third contract term for Ventura with Redflex Traffic Systems and the continuing success of this program is a primary reason for the contract extension.

According to Redflex's CEO, Karen Finley, "Both contracts are important to Redflex as they are both long-time customers in strategic areas. The Redflex Maintenance and Program Management teams are to be commended for continually delivering quality service that allows the Company to maintain its 100% contract renewal rate while also increasing the number of contracted systems in each of these cities."

Redflex Traffic Systems Inc has contracts with 104 jurisdictions world-wide and with 87 USA cities under contract is the largest provider of digital red light and speed enforcement services in North America. Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 9984442

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	REDFLEX HOLDINGS LIMITED
ABN	96 069 306 216

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	13 June 2006
Date of this notice	30 June 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	27-29 June 2006
No. of securities held prior to change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 3,059,940 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	30,000
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Average $1.71
No. of securities held after change	As the registered holder 165,324 Ordinary Shares (RDF) As not the registered holder 3,089,940 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trades

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Record Setting Installation Growth and new Contract in Moultrie, Georgia

1 July 2006

Redflex Traffic Systems Inc, a Scottsdale Arizona based wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce a record system installation result for the 2005/2006 financial year.

Over the past financial year, Redflex Traffic Systems Inc has grown its base of installed camera systems by 204 to reach a 30 June level of 667 across 16 States in the US. This achievement is the best financial year effort to date for the Redflex team. The total of 667 installed systems is an increase of 44% in the total embedded base over the 2005 year end mark of 463.

A second half surge in contract realisations drove the engineering, construction, and activation of over 120 systems. With trained construction and technical staff in 24 cities, and best-in-industry project management timelines, Redflex is well positioned to consistently deliver rapid installation going forward.

New South-East Contract

Redflex Traffic Systems is also pleased to announce our latest contract in the expanding South-East Region, the City of Moultrie, Georgia. Considered the heart of South Georgia, Moultrie has a fulltime population in excess of 15,000. The contract is for up to ten intersection approaches with a term of two years plus an additional five two-year automatic extensions. "With new programs in Brunswick, Thomasville and now Moultrie, Redflex is delighted to be able to develop greater efficiencies, economies of scale, and market share in the critical Southern Georgia and Northern Florida region" said Karen Finley, CEO.

Redflex Traffic Systems Inc has contracts with 88 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 16 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 9984442

REDFLEX HOLDINGS

REDFLEX HOLDINGS LIMITED
ACN 069 306 216

Release to Australian Stock Exchange

File No: 82-34862

Redflex Extends Market Leadership into the State of Missouri by providing Photo Enforcement Services to the City of St. Peters

11 July 2006

Redflex Traffic Systems Inc, a Scottsdale Arizona based wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce market expansion into our 17th state through our recent contract with the City of St. Peters, Missouri.

St. Peters is a suburb of St. Louis, with a population in excess of 53,000. It is considered one of the fastest growing cities in the State of Missouri.

According to Chief Tom Bishop, "Our research quickly indicated that implementing this type of system involves linking the reputation of our community to that of a private vendor. We understood that is essential for the company we choose to have a proven history of reliable performance, a consistently high level of customer satisfaction and most important, community confidence. We based our selection of Redflex Traffic Systems on the criteria."

"We are very proud of this highly competitive victory. As the market leader, we are making great strides in expanding our market share into new regions across the USA. Working closely with the City of St. Peters, Redflex has continued to improve its industry-leading program implementation and monitoring to ensure statutory requirements are met." said Karen Finley, CEO of Redflex Traffic Systems.

The contract is for up to 6 intersections, with a term of one year plus an additional eight one-year automatic extensions.

Redflex Traffic Systems Inc has contracts with 89 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 9984442

Major Milestone in Western Australia for Redflex Traffic Systems

19 July 2006

The directors are pleased to announce that that the Redflex Traffic Systems Image and Infringement Processing System, (IIPS), is now operational in Western Australia. IIPS issues tickets for speeding, red light running and on-the-spot fines detected throughout the State. Award of the contract was announced in September 2003.

In launching the system, WA Police Minister John Kobelke said "This will mean the Police will be much more effective in enforcing breaches of speed laws."

The IIPS system is Redflex's state-of-the-art ticket processing software. IIPS is web-enabled and provides a 3-tier scaleable architecture to cater for flexible business requirements and large volumes. IIPS tickets include the photographic evidence of the offence, including pictures of the offending car, its license plate and the face of the driver.

Automating the full photo enforcement lifecycle, the IIPS system deploys innovative technology to improve management of the camera operations in the field and provides multiple checks and balances to ensure the smooth operation of the road safety program.

All correspondence associated with any ticket is scanned, and automatically attached to the infringement records in the system. The processing centre operates as a paperless office, with all information available at the press of a button.

Ricardo Fiusco, General Manager of Redflex Traffic Systems Pty Ltd, said "The IIPS system is the most modern and comprehensive enforcement processing system in the world and reinforces Redflex's leadership as an enforcement solutions provider. IIPS represents a significant advance for the Western Australia Police, with increased automation to ensure the integrity of the program and improved efficiencies in operation".

Redflex has contracts in 106 jurisdictions world-wide in 11 countries and is the largest provider of digital red light and speed photo enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Ricardo Fiusco
General Manager
Redflex Traffic Systems Pty Ltd
ricardo.fiusco@redflex.com.au
+ 61 3 9674 1758

Redflex Traffic Systems Inc agrees with the City of Paramount to cease enforcement and Toledo Program Update

20 July 2006

Paramount
Redflex Traffic Systems Inc, a subsidiary of Redflex Holdings Limited, in concert with the City of Paramount have mutually agreed that effective 1 August 2006, enforcement will cease at the one monitored intersection in the City due to a low incidence of red light running.

According to the Assistant City Manager, John Moreno, "Our decision to remove the red light camera was not in any way based on the service or technology provided by Redflex Traffic Systems. We were very impressed by the technology and the overall system, and satisfied with the service provided by your company. Redflex provided to our City a very high quality system.

Toledo
The City of Toledo and Redflex Traffic Systems were recently named in a joint claim seeking a declaration that the Toledo Municipal code regarding photo enforcement is unconstitutional. Redflex is coordinating a strategy with the City of Toledo and both parties will vigorously defend the allegations. According to Karen Finley, CEO, "The Plaintiff in this case admitted her guilt and paid her fine two years ago. By doing so, she waived long ago any right to challenge the local ordinance as unconstitutional or otherwise." Redflex believes there is little merit to this lawsuit and will pursue its earliest possible dismissal

The City of Toledo currently operates 25 red light systems with 9 of those enforcing speed on green, and 1 mobile speed van.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 9984442

Redflex Communications awarded contracts valued at AU$1.5M

20 July 2006

The directors are pleased to announce that Redflex Communications Systems Pty Ltd, a wholly owned company of the Redflex Group, has been awarded two contracts in Europe valued at a total of approximately $1.5 million. The first is a contract in Turkey to deliver a simulation system and the second is in Denmark, delivering a public safety system.

Redflex has now successfully secured its fifth simulation contract for its Switch***plus*** system, and its first contract in Turkey. Redflex also signed a contract with a local systems integration company in Denmark for the provision of a public safety system for the Danish Police. The offered system is based on Redflex's Switch***plus*** Generation III technology that has opened a new market. "This contract will provide Redflex with a reference site for future public safety applications. The Generation III voice over IP product was specifically designed to address other vertical markets and this project will open the door to other such sales in the growing markets of public safety and homeland security." said Peter Harrison, General Manager of Redflex Communications.

Both of these systems are scheduled for delivery in late 2006.

This news comes as Redflex completes development and production of military secure communications systems for defence forces in both the United States and Europe.

Switch***plus***® is the core product of Redflex Communications Systems and is used in Air Traffic Control, Military Operations Centres and other Command and Control and Public Safety applications around the world. Redflex Communication Systems, with facilities in Melbourne Australia, and the Washington DC area of the USA, is a leading communications systems integrator for transportation, defence and public safety application worldwide.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Peter Harrison
General Manager
Redflex Communications
Systems Pty Ltd
peter.harrison@redflex.com.au
+61 3 9674 1727

Brad Kay
President and CEO
Redflex Communication
Systems Inc
brad.kay@redflex.com.au
+1 703-871-5141

File No: 82-34862

Largest Speed Enforcement Contract in the USA – Redflex Executes Amendment for up to 40 Speed Systems with the City of Albuquerque

21 July 2006

Redflex Traffic Systems Inc, a Scottsdale Arizona based wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce a contract amendment for the City of Albuquerque, New Mexico, for the program expansion of up to 40 combination fixed speed and red light enforcement systems and mid-block speed enforcement systems.

The City of Albuquerque, with a population of over 550,000 and a Redflex customer since 2004, has enhanced their City Ordinance to allow for speed enforcement, both mobile and fixed throughout the City.

"Working with Redflex over the years, we have been able to make great strides in increasing public safety for the citizens of Albuquerque. It is with great confidence that we expand our program to include speed enforcement at up to 40 locations. With the most proven speed enforcement capabilities I have researched, we are pleased to be working with Redflex to ensure our programs' integrity and success for many years to come" said Lt. Robert Haarhues, Tactical Support.

"Building the substantial safety benefits that have been enabled with our speed applications across 8 states, this event truly distinguishes Redflex as the industry leader in both red light and speed enforcement applications and is an acknowledgement of not only our technical superiority, but also the team's remarkable customer service and our back-office processing capabilities" said Karen Finley, CEO of Redflex Traffic Systems.

Redflex Traffic Systems Inc has contracts with 89 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 9984442

File No: 82-34862

Redflex Executes its Largest Contract in the State of Texas with the City of El Paso

24 July 2006

Redflex Traffic Systems Inc, a Scottsdale Arizona based wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce its contract execution with the City of El Paso Texas, for a red light enforcement program for a minimum of 10 intersections initially, with unlimited program expansion possibilities upon contract extension.

The City of El Paso has a full-time population in excess of 598,000 and approximately two and a half million people in the broader metropolitan area.

"This is a very important competitive victory for Redflex, as this will be our largest Texas-based contract and it expands our presence across the State. Building on the success of our programs across the Dallas metropolitan area, this new contract geographically extends our leadership across this very important region" said Karen Finley, CEO.

The program will have an initial 14 month term with an additional 5 year extension.

Redflex Traffic Systems Inc has contracts with 90 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 9984442

File No: 82-34862

Long Term Incentive Plans for Redflex Executives

26 July 2006

Directors are pleased to announce that a Long Term Incentive Plan (LTIP) has been put in place to reward executives for favourable performance of the price of the Company's shares (RDF). The general details of the LTIP were included in the last year's Annual Report within the Remuneration Report which was approved, as a non-binding resolution, by shareholders at last year's AGM.

The LTIP is based on grants of Performance Rights which vest into shares on a 1 for 1 basis at no cost to the employee subject to satisfaction of performance hurdles. The performance measure is RDF's relative total shareholder return (TSR) performance compared with the TSR performance of a comparator group consisting of companies in the S&P/ASX300 at grant date over the same period. The performance period is generally expected to be three years, however, the initial offers are transitional arrangements with shorter performance periods designed to provide a degree of continuity of long term incentives to executives who previously participated in the Company's Employee Option Plan.

The performance hurdle has a threshold minimum below which the Performance Rights will lapse. No Performance Rights will vest if RDF's TSR performance is less than the TSR performance achieved by 50% of the companies in the comparator group, and 50% will vest if this hurdle is reached. The maximum number of Performance Rights in a grant will vest if RDF's TSR performance is equal to or greater than the TSR performance achieved by 75% of the companies in the comparator group. If RDF's TSR performance is between the two thresholds the number of Performance Rights that vest is determined on a directly proportional basis.

The Plan Rules for Australian and United States executives are published on Redflex's website www.redflex.com.au together with a brochure summarising the plans which is to be provided to employees with the offers.

Offers under the Plans are in the process of being made to 23 executives in Australia and the United States. If all of the offers are accepted this will result in 726,634 Performance Rights being issued as specified in the following table:

Performance Period	Performance Rights being offered
1 July 2006 to 1 October 2007 (15 months)	275,649
1 July 2006 to 1 October 2008 (27 months)	450,985

Once all acceptances are received Redflex will confirm to the market the actual number of Performance Rights issued by lodging an Appendix 3B.

In addition to the above, an offer under the Plan is in the process of being made to Graham Davie, CEO and executive director. If accepted, the issue of those Performance Rights is subject to shareholder approval which the Company intends to seek at its Annual General Meeting in November 2006. If shareholder approval is obtained, 149,162 Performance Rights will then be issued to Mr Davie as specified in the following table (and if shareholder approval is not obtained, then Mr Davie will be provided with monetary equivalent rewards based on the LTIP performance hurdles as per all other executives):

Performance Period	Performance Rights, subject to shareholder approval
1 July 2006 to 1 October 2007 (15 months)	74,581
1 July 2006 to 1 October 2008 (27 months)	74,581

A subsequent offer of Performance Rights with a three-year performance period is expected to be made to executives in October 2006, and details will be announced at that time. Further offers of Performance Rights are expected to be made annually thereafter.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Marilyn Stephens
Company Secretary
Redflex Holdings Limited
marilyn.stephens@redflex.com.au
+61 3 9674 1712

REDFLEX HOLDINGS

Release to Australian Stock Exchange

File No: 82-34862

Redflex Executes Two New Contracts

28 July 2006

Redflex Traffic Systems Inc, a Scottsdale Arizona based wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce its contract executions with the Cities of Lancaster, California and Hapeville, Georgia.

City of Lancaster, California
The City of Lancaster, based in Los Angeles County, has a full-time population in excess 133,000 and is one of the fastest growing cities in the State of California. The contract with the City of Lancaster is for up to 10 intersections, with a three year term, plus two one-year automatic renewals.

Redflex was awarded the contract in the City of Lancaster as a result of a competitive bid process.

"As the most populous county in the USA, Los Angeles County has a population of over ten million people, making it the population equivalent of the 8th largest state. We have made a strategic investment to increase our leadership in this important market. Our success in securing the contract with the City of Lancaster demonstrates our ability to skilfully execute on our plans and ensure success in this highly competitive region" said Karen Finley, CEO.

Hapeville, Georgia
The City of Hapeville is located south of downtown Atlanta, directly adjacent to Hartsfield-Jackson Atlanta International Airport. This contract is for up to 10 red-light camera systems with an initial term of two years and annual renewal thereafter.

Redflex Traffic Systems Inc has contracts with 92 USA cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 8 states and photo red light programs across 17 states, Redflex has led the market in installed systems, installation rate and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 9984442